Exhibit 99.3

Execution Version

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

SHARE PURCHASE AGREEMENT

by and among

CANGO INC.

and

URSALPHA DIGITAL LIMITED

Dated as of April 3, 2025

SCHEDULES AND EXHIBITS

Schedule 1	Restructuring
Schedule 2	Seller Bank Account
Schedule 3	Payments of the Initial Risk Holdback Amount
Exhibit A	Instrument of Transfer
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Proxy Agreement

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (as amended from time to time, this “Agreement”) is made and entered into as of April 3, 2025, by and among:

(1)            Cango Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Seller”); and

(2)            Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (the “Purchaser”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Seller owns (i) all of the issued and outstanding shares of Cango Group Limited, a company incorporated under the Laws of Hong Kong (the “HK Holdco”), (ii) all of the issued and outstanding shares of Stonebridge Investments Holdings Limited, a company incorporated under the Laws of the British Virgin Islands (“Target A”), and (iii) all of the issued and outstanding shares of Stonebridge Investment First Limited, a company incorporated under the Laws of the British Virgin Islands (“Target B”, and together with Target A, the “Targets”). As of the date hereof, the HK Holdco and Target A collectively own, Control and operate, directly or indirectly through their respective Subsidiaries, the Seller’s existing business in the PRC (the “PRC Business”);

WHEREAS, in connection with the transactions contemplated hereby, the Seller is proposing to transfer all of the issued and outstanding shares of the HK Holdco to Target B, such that the HK Holdco will become a wholly-owned Subsidiary of the Target B;

WHEREAS, in connection with the transactions contemplated hereby, the Seller will transfer certain assets, liabilities and operations that are unrelated to the PRC Business from the Target Group Companies (as defined below) to the Seller or its Subsidiaries (excluding for such purposes the Target Group Companies)(together with the transfer of the HK HoldCo to Target B referred to above, the “Restructuring”);

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, on the terms and subject to the conditions set forth herein, the Sale Shares (as defined below); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements with each other in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I

Definitions

Section 1.1         Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” has the meaning set forth in Section 3.6.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person.

“Agreement” has the meaning set forth in the Preamble.

“Approvals” means any approval, authorization, license, permit, release, order, or consent required to be obtained from, or any registration, qualification, designation, declaration, filing, notice, statement or other communication required to be filed with or delivered to, any Governmental Authority or any other Person, or any waiver of any of the foregoing.

“Base Finance Lease Receivables Allowance Amount” means US$627,359, the USD equivalent of RMB4,509,705, being the aggregate bad debt allowance for current and non-current receivables under all Direct Financings of the Target Group Companies as of December 31, 2024 and determined based on the Exchange Rate.

“Base Risk Assurance Liability Amount” means US$4,338,994, the USD equivalent of RMB31,190,425, being the aggregate contingent risk assurance liabilities of the Target Group Companies as of December 31, 2024 and determined based on the Exchange Rate.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banking institutions in the PRC, Hong Kong, New York, the Cayman Islands and the British Virgin Islands are authorized or required by law or executive order to close, or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“CSRC” means China Securities Regulatory Commission (or its successors).

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time.

“Competitive Transaction” has the meaning set forth in Section 5.9.

“Contract” means any legally binding contract, agreement, understanding, lease, license, permit, note, bond, mortgage, indenture, franchise, purchase order, commitment, instrument or other legally binding arrangement, whether written or oral.

“Control” means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings. A Subsidiary of a Person shall in any event be deemed to be Controlled by such Person.

“Credit Risk Exposure” means, as of a given Reference Date, the US$ equivalent (based on the Exchange Rate) of aggregate outstanding amount under all Risk-Bearing Financings as of such Reference Date, excluding such Risk-Bearing Financings that have already been “written off” for purposes of the Target Group Financial Statements (i.e. the Target Group Financial Statements reflect a bad debt allowance (坏账准备金) or risk assurance liabilities (担保责任准备金) of such Risk-Bearing Financings in the amount of 100% of the principal amount of such Risk-Bearing Financings), to be determined pursuant to Section 2 of Schedule 3.

“Deposit” means the deposit in the amount of US$60,000,000 paid by the Purchaser to the Seller pursuant to the Deposit Agreement.

“Deposit Agreement” means the Cash Deposit Agreement, dated March 17, 2025, by and between the Purchaser and the Seller.

“Deposit Amount” means US$60,000,000.

“Direct Financings” means automobile finance leases provided by the Target Group Companies to individual borrowers and other automobile loans or analogous transactions in which the Target Group Companies act as lenders to individual borrowers or as lessors under finance leases.

“Equity Securities” means, with respect to any Person, any shares or other equity securities, or any options, warrants or other rights convertible, exercisable or exchangeable for any shares or other equity securities, of such Person.

“Exchange Rate” means the exchange rate of US$1.00 = RMB7.1884, being the mid-exchange rate published by the People’s Bank of China on December 31, 2024.

“Final Purchase Price” means the Initial Purchase Price, plus the aggregate amount of all Quarterly Released Amounts, plus the Final Released Amount.

“Fundamental Representations” has the meaning set forth in Section 6.2.

“General Deductible” has the meaning set forth in Section 7.17(c)(i).

“Governance Agreement” means that certain corporate governance agreement (公司治理协议), dated as of the date hereof, by and between the Seller, the Purchaser, Mr. Xiaojun Zhang and Mr. Jiayuan Lin and certain other parties thereto.

“Governmental Authority” means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed.

“Grants” means any investment grants, loan subsidies, financial aid or incentives provided by a Governmental Authority.

“HK Holdco” has the meaning set forth in the Recitals.

“HKIAC” has the meaning set forth in Section 7.2.

“Holdback Floor” means US$6,955,650, the USD equivalent of RMB50,000,000 determined based on the Exchange Rate.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” shall mean all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing and (g) any accrued interest, fees and charges in respect of any of the foregoing.

“Indemnifiable Losses” means, with respect to any Person, any damage, expense, liability, loss, penalty or diminution of value (and in any event excluding any loss of profits or other consequential, indirect, exemplary, speculative or punitive damages), together with all reasonable and documented legal fees and expenses incurred in the prosecution and defense of claims therefor and amounts paid in settlement thereof, that are actually imposed on or otherwise actually incurred or suffered by such Person.

“Indirect Transfer Guidance” means Bulletin No. 7 on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (SAT Bulletin 2015 No. 7) (《关于非居民企业间接转让财产企业所得税若干问题的公告》（国家税务总局公告2015年第7号）), dated February 3, 2015 and effective as of the same date, including any amendment or implementing rules thereof, such as the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (SAT Announcement 2017 No. 37) (《国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告》（国家税务总局公告2017年第37号）) effected from December 1, 2017.

“Initial Purchase Price” means (i) US$351,941,519, being the USD equivalent of RMB2,529,896,421 (being 85 per cent. of the estimated Net Realised Value of the Target Group Companies as of December 31, 2024 and determined based on the Exchange Rate), minus (ii) the Initial Risk Holdback Amount.

“Initial Reporting” has the meaning set forth in Section 5.8.

“Initial Risk Holdback Amount” means US$117,898,632, being the USD equivalent of RMB847,502,528 determined based on the Exchange Rate.

“Law” means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Governmental Authority, including any rules promulgated by a stock exchange or regulatory body.

“Liabilities” means all Indebtedness, obligations, and other liabilities of a Person (whether known or unknown, asserted, unasserted, direct, indirect, absolute, accrued, contingent, fixed, liquidated, unliquidated or otherwise, whether due or to become due and whether or not required under the applicable accounting principles to be accrued on the financial statements of such Person).

“Lien” means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing.

“Long Stop Date” means June 30, 2025.

“Material Adverse Effect” means any fact, event, circumstance, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (a) have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the PRC Business and the Target Group Companies, taken as a whole or (b) prevent or materially delay the consummation of the transactions contemplated hereby by the Seller or otherwise be materially adverse to the ability of the Seller to perform its obligations under this Agreement; provided, however, that in no event shall any Effect arising out of or resulting from any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall such Effect be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change or effect arising out of compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement or any other Transaction Document; (ii) any change or effect arising out of actions taken (or omitted to be taken) at the written request of or with the written consent of the Purchaser; (iii) any change or effect arising out of changes or developments generally affecting any of the industries in which any Target Group Company operates or generally affecting the economic, financial market or political conditions in one or more jurisdictions in which any Target Group Company operates or generates revenues (other than to the extent such changes adversely affect the Target Group Companies, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate); (iv) any changes in applicable Laws or the interpretation or enforcement thereof or in applicable accounting principles or the interpretation thereof; (v) any pandemic, earthquake, typhoon, other natural disasters, any outbreak or escalation of hostilities of war or any act of terrorism; (vi) any telecommunication failures, power losses, computer attacks, security breaches, computer viruses or similar events; or (vii) any failure to meet any internal projections or forecasts (provided that the underlying causes for the events described in subsections (iii), (iv), (v), (vi) and (vii) may be taken into account in determining whether a Material Adverse Effect has occurred).

“Net Direct Financings Loss Amount” means the aggregate of all unrecovered, uncollected and outstanding principal amounts of Direct Financings for the period commencing on December 31, 2024 and ending on and as of the Final Release Date, assuming for such purposes that the Final Release Event has occurred.

“Net Loan Buyback Amount” means the aggregate amount in net cash utilized to purchase loan receivables in accordance with the terms of the Risk Bearing Financings after offsetting any cash recovery attributable to such repurchased loan receivables, for the period commencing on December 31, 2024 and ending on and as of the Final Release Date, assuming for such purposes that the Final Release Event has occurred.

“Net Realized Value” means (assuming for such purposes that all of the Target Group Companies have been liquidated in full), the aggregate amount in cash that the owners thereof would receive in such liquidation after deduction of applicable liquidation costs and expenses.

“Omitted Asset” has the meaning set forth in Section 5.10(b).

“Order” means any written order, injunction, judgment, decree, legally binding notice, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Paid Purchase Price” means, as of any time of determination, the Initial Purchase Price, plus the aggregate amount of all Quarterly Released Amounts, plus the Final Released Amount, in each case, only to the extent that any such amount has been actually paid by the Purchaser to, and received by, the Seller, as of such time.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Person” means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, the Macau Special Administrative Region and Taiwan.

“PRC Business” has the meaning set forth in the Recitals.

“PRC Tax Filing” has the meaning set forth in Section 5.8(b).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnified Party” has the meaning set forth in Section 7.18(a).

“Receipt of Tax Payment” has the meaning set forth in Section 5.8(d).

“Remaining Risk Holdback Amount” means, with respect to a given point in time, an amount equal to (i) the Initial Risk Holdback Amount, minus (ii) the aggregate amount of all Quarterly Released Amounts, if any, released to the Seller up to and until that point in time.

“Restructuring” has the meaning set forth in the Recitals.

“Risk Bearing Financings” means all (a) Direct Financings and (b) arrangements entered into between any of the Target Group Companies and lenders pursuant to which any of the Target Group Companies (i) guarantee, or are otherwise liable to repay, any automobile finance loans provided by such lenders, (ii) are required to purchase relevant financing receivables from such lender upon certain specified events of default by the borrowers under automobile finance loans or (iii) provide risk assurance to such lenders in connection with any automobile finance loans provided by such lenders.

“Sale Reversal” has the meaning set forth in Section 5.7(b).

“Sale Reversal Buyer” has the meaning set forth in Section 5.7(b).

“Sale Reversal Closing” has the meaning set forth in Section 5.7(b).

“Sale Reversal Closing Date” has the meaning set forth in Section 5.7(c).

“Sale Reversal Notice” has the meaning set forth in Section 5.7(b).

“Sale Reversal Notice Period” has the meaning set forth in Section 5.7(b).

“Sale Reversal Shares” has the meaning set forth in Section 5.7(b).

“Sale Shares” has the meaning set forth in Section 2.1.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Secondary Acquisition” has the meaning set forth in that certain letter of intent dated March 10, 2025, from Enduring Wealth Capital Limited, a company incorporated in the British Virgin Islands to the Seller.

“Secondary Acquisition SPA” means the definitive share purchase agreement for the Secondary Acquisition.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” has the meaning set forth in Article III.

“Seller Governing Document” means the third amended and restated memorandum and articles of association of the Seller as in effect on the date hereof.

“Seller Indemnified Party” has the meaning set forth in Section 7.18(a).

“Seller’s Knowledge” means the actual knowledge of any of Mr. Xiaojun Zhang and Mr. Jiayuan Lin, and such knowledge which should have been acquired by such individual after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs,

“Shareholder Approval” means an ordinary resolution (as defined in the Seller Governing Document) of the shareholders of the Seller to approve and authorize this Agreement and the transactions contemplated by this Agreement in accordance with the Companies Act and the Seller Governing Document.

“Subsidiary” means, with respect to any Person, each other Person in which the first Person (i) beneficially owns, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests; (ii) holds the rights to more than fifty percent (50%) of the economic interest of such other Person, including interests held through a variable-interest-entity structure or other similar contractual arrangements; or (iii) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions.

“Target A” has the meaning set forth in the Recitals.

“Target A Sale Shares” has the meaning set forth in Section 2.1.

“Target Accounting Principles” means U.S. GAAP.

“Target B” has the meaning set forth in the Recitals.

“Target B Sale Shares” has the meaning set forth in Section 2.1.

“Target Group Company” means each of the HK Holdco, Target A, Target B, and their respective Subsidiaries.

“Targets” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education tax), property (including urban real estate tax and land use taxes), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes of any kind whatsoever imposed by any Governmental Authority, and all interest, penalties (administrative, civil or criminal), or additional amounts imposed in connection with any of the foregoing tax items.

“Tax Holdback Amount” means US$23,404,289, the USD equivalent of RMB168,239,389, being 10 per cent. of the Initial Purchase Price determined based on the Exchange Rate applicable as at the date of execution of this Agreement.

“Termination Report” has the meaning set forth in Section 5.4.

“Transaction Documents” means this Agreement, the Deposit Agreement, the Governance Agreement, the Voting Proxy and any other agreement, document or instrument executed and delivered in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” has the meaning set forth in Section 5.3.

“Trigger Event” has the meaning set forth in Section 5.7(a)(i).

“US$” or “U.S. dollars” or “USD” means the lawful money of the United States of America.

“VIE Agreements” means collectively, the agreements, instruments and other documents pursuant to which the Seller achieves Control of the Target Group Companies whose Equity Securities are not directly or indirectly owned by the Seller and consolidates the financials of such Target Group Companies into the financials of the Seller as of the date hereof, which may include the following: call option agreement, equity pledge agreement, exclusive technology consulting services agreement, power of attorney, spousal consent letter and voting trust agreement.

“Voting Proxy” means the voting proxy governing the voting rights of the Sale Shares to be entered into between Eagle Central Holding Limited and the Purchaser at Closing, in the form attached as Exhibit C hereto.

“Waiting Period” has the meaning set forth in Section 5.7(a)(ii).

“Zero Credit Risk Financings” means any loan financings facilitated by the Target Group Companies but which are not guaranteed or underwritten by any of them and in respect of which each such Target Group Company is not required to make provisions for risk assurance liabilities under the Target Accounting Principles consistently applied.

Section 1.2         Interpretation and Rules of Construction.

(a)            Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)        the provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement;

(ii)        any reference in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(iii)      any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iv)      the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(v)       words such as “herein”, “hereinafter”, “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(vi)      when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and all references to dates and times shall, except as expressly provided otherwise, mean dates and times in the China Standard Time zone;

(vii)     references to “writing”, “written” and comparable expressions include any mode of reproducing words in a legible and non-transitory form including emails and faxes, provided that the sender complies with the applicable provisions of Section 7.7;

(viii)    if any payment hereunder would have been, but for this Section 1.2(a)(viii), due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date; and

(ix)       the term “non-assessable”, when used with respect to any shares, means that no further sums are required to be paid by the holders thereof in connection with the issue thereof.

(b)            In the event an ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

Sale and Purchase of Shares; Closing

Section 2.1         Sale and Purchase. Upon the terms and subject to the conditions contained herein, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, (a) all of the issued and outstanding shares of Target A as of immediately prior to the Closing (the “Target A Sale Shares”) and (b) all of the issued and outstanding shares of each of Target B as of immediately prior to the Closing (the “Target B Sale Shares” and together with the Target A Sale Shares, the “Sale Shares”), in each case, free and clear of all Liens (other than any Liens created under the Transaction Documents, its memorandum and articles of association and restrictions on transfer pursuant to applicable securities Laws).

Section 2.2              Purchase Price. Subject to the terms and conditions herein, the total consideration to be paid by the Purchaser to the Seller for the Sale Shares shall be the Final Purchase Price.

Section 2.3         Payment of the Purchase Price. The Final Purchase Price shall be paid by the Purchaser to the Seller as follows:

(a)            at Closing and as contemplated under Section 2.6(d), an amount equivalent to the Initial Purchase Price minus the Tax Holdback Amount, and minus the Deposit (which for the avoidance of doubt has been received by the Seller pursuant to the Deposit Agreement and shall be applied in partial satisfaction of the Purchaser’s obligation to pay the Initial Purchase Price);

(b)            after Closing, an amount up to the Tax Holdback Amount, in accordance with and as contemplated under Section 2.7; and

(c)            after Closing, an aggregate amount up to the Initial Risk Holdback Amount in accordance with and as contemplated under Schedule 3 hereof.

Section 2.4         Closing Date. The sale and purchase of the Sale Shares as contemplated by Section 2.1 and Section 2.2 (the “Closing”) shall take place via the remote exchange of electronic documents on the date that is the tenth (10th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Seller and the Purchaser set forth in Article VI, or on such other date as the Seller and the Purchaser mutually may agree in writing. The date on which the Closing takes place is referred to as “Closing Date”.

Section 2.5         Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)            an instrument of transfer with respect to the sale and transfer of the Target A Sale Shares by the Seller to the Purchaser, in substantially the form attached hereto as Exhibit A, duly executed by the Seller and dated as of the Closing;

(b)            an instrument of transfer with respect to the sale and transfer of the Target B Sale Shares by the Seller to the Purchaser, in substantially the form attached hereto as Exhibit A, duly executed by the Seller and dated as of the Closing;

(c)            a register of members of Target A, dated as of the Closing Date and certified by the registered office provider of Target A, updated to reflect the sale and transfer of the Target A Sale Shares by the Seller to the Purchaser and the Purchaser’s ownership of the Target A Sale Shares;

(d)            a register of members of Target B, dated as of the Closing Date and certified by the registered office provider of Target B, updated to reflect the sale and transfer of the Target B Sale Shares by the Seller to the Purchaser and the Purchaser’s ownership of the Target B Sale Shares; and

(e)            the Voting Proxy, duly executed by Eagle Central Holding Limited and dated as of the Closing Date.

Section 2.6         Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a)            an instrument of transfer with respect to the sale and transfer of the Target A Sale Shares by the Seller to the Purchaser, in substantially the form attached hereto as Exhibit A, duly executed by the Purchaser and dated as of the Closing;

(b)            an instrument of transfer with respect to the sale and transfer of the Target B Sale Shares by the Seller to the Purchaser, in substantially the form attached hereto as Exhibit A, duly executed by the Purchaser and dated as of the Closing;

(c)            the Voting Proxy, duly executed by the Purchaser and dated as of the Closing Date; and

(d)            an amount equal to the Initial Purchase Price, minus the Tax Holdback Amount, and minus the Deposit Amount, without any other deduction or offset, by wire transfer in immediately available funds in USD to the bank account designated by the Seller in Schedule 2. For the avoidance of doubt, the Deposit shall be deemed to have been applied in partial satisfaction of the Purchaser’s obligation to pay the Initial Purchase Price hereunder.

Section 2.7         Tax Holdback. The Seller hereby acknowledge and agree that the Tax Holdback Amount shall be withheld from the Initial Purchase Price by the Purchaser, and:

(a)            in the event that the Seller has properly paid the relevant Taxes in accordance with Section 5.8(c) and provided that the Receipt of Tax Payment has been delivered to the Purchaser in accordance with Section 5.8(d), the Purchaser shall pay the Tax Holdback Amount to the account designated by the Seller in writing within ten (10) Business Days from the date on which the Seller delivers the Receipt of Tax Payment to it; and

(b)            in the event that the Seller has delivered to the Purchaser evidence that the transactions contemplated hereby are not taxable under the Indirect Transfer Guidance in accordance with Section 5.8(e), the Purchaser shall pay the Tax Holdback Amount to the account designated by the Seller in writing within ten (10) Business Days of the date on which the Seller delivers any of the evidence described in Section 5.8(e).

Article III

Representations and Warranties of the Seller

The Seller hereby represents and warrants to the Purchaser that, except as disclosed in (a) any reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents filed or furnished by the Seller with the SEC prior to the date of this Agreement (to the extent that the qualifying nature of such disclosure is readily apparent and excluding disclosures contained in the “Risk Factors” and “Forward Looking Statements” sections thereof, any other forward-looking statements or other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature but including in each case any specific factual information set out therein) and (b) the letter dated as of the date of this Agreement and delivered by the Seller to the Purchaser in connection with the execution and delivery of this Agreement (the “Seller Disclosure Letter”), each of the following statements as contained in this Article III is true, correct and not misleading as of the date hereof (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date):

Section 3.1         Organization, Standing and Qualification. The Seller (a) is duly incorporated, validly existing and in good standing in the Cayman Islands and (b) has all requisite corporate power and authority, in all material respects, to enter into this Agreement and the other Transaction Documents to which the Seller is a party and to perform each of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 3.2         Due Authorization and Enforceability. The execution and delivery by the Seller of this Agreement and the other Transaction Documents to which it is a party, the performance by the Seller of its obligations hereunder and thereunder and, subject to the receipt of the Shareholder Approval, the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate actions on the part of the Seller. This Agreement has been, and upon the execution of the other Transaction Documents to which the Seller is a party shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the other parties hereto or thereto, as applicable) this Agreement constitutes, and upon their execution the other Transaction Documents to which the Seller is a party will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 3.3         No Conflicts. The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which the Seller is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the Seller Governing Document (assuming the Shareholder Approval is obtained), (b) conflict with or violate any Law or Order applicable to the Seller, or (c) require any Approval or other Order of, action by, filing with or notification to, any Government Authority or any third party on the part of the Seller (other than the Shareholder Approval and any such other Approval that has been obtained).

Section 3.4         Sale Shares. As of the Closing, the Seller will be the beneficial and record owner of the Sale Shares free and clear of all Liens (other than any Liens created under the Transaction Documents, the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws). As of the Closing, the Sale Shares will be duly authorized, validly issued, fully paid and non-assessable. Upon the transfer of the Sale Shares to the Purchaser at the Closing, the Purchaser will have valid title to the Sale Shares free and clear of all Liens (other than any Liens created under the Transaction Documents, the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws).

Section 3.5         Capitalization; Subsidiaries.

(a)            As of the Closing, the Sale Shares will constitute all of the issued and outstanding shares of capital stock of the Targets. As of the Closing, the HK Holdco will be a wholly-owned Subsidiary of Target B. Each of Target A and Target B is duly incorporated, validly existing as a company in good standing under the laws of the British Virgin Islands, and has the power and authority to own its property and to conduct its business. As of the Closing, Target B will not have any assets or operations other than owning the shares in the HK Holdco. Target A does not have any assets or operations other than owning or Controlling shares in one or more Target Group Companies.

(b)            Section 3.5(b) of the Seller Disclosure Letter sets forth the name of each Target Group Company and the jurisdiction in which it is incorporated or organized, and identifies their respective registered shareholders and their shareholding interests, and for the Target Group Companies incorporated in the PRC, their legal representatives, directors and officers, in each case as of the date hereof and as of the Closing (assuming for such purposes the Restructuring has been completed). Each of the Target Group Companies has been duly incorporated, is validly existing as a company in good standing under the laws of the jurisdiction of its incorporation, and has the company power and authority to own its property and to conduct its business. None of the Target Group Companies owns any Equity Securities in any Person that is not a Subsidiary of the HK Holdco or Target A. All of the Equity Securities of each Target Group Company are duly authorized, validly issued, and are fully paid and nonassessable. The shareholders and owners listed in section 3.5(b) of the Seller Disclosure Letter are the sole registered owners of the shares in or charter capital of the Target Group Companies (assuming for such purposes the Restructuring has been completed), free from all Liens except for Liens under the VIE Agreements. None of the Target Group Companies has any other branch, place of business, representative office or permanent establishment outside its respective head office.

(c)            Except for (i) the transactions contemplated by this Agreement and the other Transaction Documents (including the Restructuring), and (ii) the VIE Agreements, none of the Seller or any Target Group Company has issued or entered into, as applicable, any options, warrants, conversion privileges or other rights or agreements that are, in each case, presently outstanding, to purchase, convert into, exercise for or exchange into any of the shares of any Target Group Company.

(d)            Each VIE Agreement has been duly authorized, executed and delivered by the parties thereto and constitutes a valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and general equity principles. Each VIE Agreement is in full force and effect and none of the parties thereto is in breach or default in the performance of any of the terms or provisions of such VIE Agreement. None of the parties to any of the VIE Agreements has sent or received any communication regarding termination of, or intention not to renew, any of the VIE Agreements, and no such termination or non-renewal has been threatened by any of the parties thereto.

Section 3.6         Solvency. No Target Group Company is insolvent under the Laws of its jurisdiction of incorporation or unable to pay its debts as they fall due. There is no ongoing action, suit, proceeding, claim, arbitration or investigation (each, an “Action”) involving any Target Group Company in relation to any compromise or arrangement with creditors and no order has been made or petition presented or resolution passed by or on behalf of any Target Group Company for the winding-up, liquidation or bankruptcy of such Target Group Company and there has not been any petition or order for administration, winding-up, liquidation or bankruptcy filed against any Target Group Company, or any appointment of a receiver or liquidator in respect of the assets of any Target Group Company.

Section 3.7         Financial-Related Representations and Warranties.

(a)            For the purposes of this Section 3.7, “Target Group Financial Statements” means, collectively, (i) the proforma combined financial statements (comprising a balance sheet and income statement but excluding statement of cash flow) of Cango Group Limited, including the Target Group Companies and (ii) the consolidated financial statements (including balance sheet and income statement but excluding statement of cash flow) of Shanghai Cango Investment and Management Consulting Service Co., Ltd. (上海灿谷投资管理咨询服务有限公司), in each case as of, and for the financial period ended, December 31, 2024, as disclosed in section 3.7 of the Seller Disclosure Letter.

(b)            Each Target Group Financial Statement fairly and accurately presents, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Target Group Companies that it relates to as at the respective dates of, and for the periods referred to in, such financial statements, and (i) (as of the date hereof) was prepared and (as of the Closing Date) will be prepared in accordance with: (x) the Target Accounting Principles applied on a consistent basis during the periods involved; and (y) Regulation S-X under the Securities Act or Regulation S-K under the Securities Act, as applicable, (ii) was prepared from the books and records of the Target Group Companies; and (iii) was prepared in good faith based upon reasonable assumptions made by the Seller on a basis consistent with the basis employed in such books and records for the relevant periods. Other than disclosed in section 3.7(b) of the Seller Disclosure Letter, the Target Group Companies have no material off-balance sheet arrangements that are not disclosed in the Target Group Financial Statements.

(c)            The Target Group Companies have no Liabilities, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the Target Group Financial Statements or in the notes thereto, (ii) arising in the ordinary course of business of the Target Group Companies since the date of the most recent balance sheet included in the Target Group Financial Statements as disclosed in section 3.7(c) of the Seller Disclosure Letter and in an aggregate amount not exceeding RMB50,000,000, or (iii) incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents. No Target Group Company has any secured creditors holding a security interest.

(d)            Since December 31, 2024, other than (i) the transactions contemplated by this Agreement and the other Transaction Documents (including the Restructuring), the Target Group Companies have conducted their respective businesses in the ordinary course, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e)            The total Credit Risk Exposure of the Target Group Companies (comprising both Risk-Bearing Financings and Zero Credit Risk Financings) was (i) as of December 31, 2024, RMB1,075,902,706, and (ii) as of February 28, 2025, RMB847,502,528.

Section 3.8         Taxes.

(a)            All income and other material tax returns required to be filed by or on behalf of each Target Group Company have been duly and timely filed with the appropriate Governmental Authority (taking into account all ordinary course extensions of time to file tax returns) and all such tax returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Target Group Company (whether or not shown on any tax return) have been fully and timely paid, except with respect to matters being contested in good faith in any Actions and with respect to which adequate reserves have been made in accordance with applicable accounting principles.

(b)            Each of the Target Group Companies has complied in all material respects with all applicable Laws and Orders related to the withholding and remittance of all material amounts of Tax, and has withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Authority.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against any Target Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of any Target Group Company by any Governmental Authority is presently in progress, nor has any Target Group Company been notified of any request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes upon any of the assets of the Target Group Companies.

(f)            Each Target Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Target Group Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Target Group Companies in the ordinary course of business.

(g)            None of the Target Group Companies is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than those entered into in the ordinary course of business, the principal purposes of which is not related to Taxes).

(h)            None of the Target Group Companies has waived or extended in writing any statute of limitations in respect of Taxes (other than in connection with extensions to file tax returns obtained in the ordinary course of business) or, as of the date hereof.

(i)            None of the Target Group Companies is treated for any Tax purpose (including any applicable double taxation agreement) as a resident in a country other than the country of its incorporation and none of the Target Group Companies has had a branch, agency or permanent establishment in a country other than the country of its incorporation. None of the Target Group Companies has been required to file any Tax Return with, nor has any of the Target Group Companies been liable to pay any Taxes to, any Tax Authority in any jurisdiction in which such Target Group Company is not currently filing any tax returns.

(j)            Each of the Target Group Companies is in possession and control of all material records and documentation and any other information that it is obliged by applicable Law to hold, maintain, preserve and retain for the purposes of any Tax and of sufficient information to enable it to compute accurately its liability to Tax arising on or before Closing in so far as it relates to any event occurring on or before the Closing Date.

(k)            Each of the Target Group Companies has complied in all material respects with all applicable conditions imposed under applicable Law in respect of any Tax incentive, relief, concession, or other special tax treatment claimed by it.

Section 3.9         Litigation. Except as disclosed in section 3.9 of the Seller Disclosure Letter, where any Target Group Company is the plaintiff in any loan recovery proceedings, or where the aggregate amount for claims in dispute does not exceed RMB50,000,000, there is: (a) no pending Legal Proceeding or to the Seller’s Knowledge, threatened Legal Proceeding in writing, or any investigation, against any Target Group Company or any of its properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such; (b) no pending or to the Seller’s Knowledge, threatened audit, examination, enquiry or investigation by any Governmental Authority against any Target Group Company or any of its properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such, and no facts exist that would reasonably be expected to form the basis for any such audit, examination, enquiry or investigation; (c) no pending Legal Proceeding or threatened Legal Proceeding in writing, or investigation, by any Target Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Target Group Company; and (e) no Order imposed or to the Seller’s Knowledge, threatened in writing to be imposed upon any Target Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such that would, individually or in the aggregate, be materially adverse to any Target Group Company.

Section 3.10      Grants and Subsidies. Except as set forth in section 3.10 of the Seller Disclosure Letter, (a) each Target Group Company has complied with all its material obligations to which any Grant is subject; and (b) there is no pending, or to the Seller’s Knowledge, threatened audit, examination, enquiry or investigation by any Governmental Authority in connection with the revocation, withdrawal or recovery of any Grants.

Section 3.11      Legal Compliance. Each Target Group Company has conducted its business and operations in all material respects in accordance with all applicable Laws (including any applicable Tax related or social security and house funding related Laws and all required Approvals relating to its business and operations as presently conducted). All material filings and registrations with any Governmental Authority required in respect of each of the Target Group Companies and its operations (including filings and registrations with the Ministry of Commerce of the PRC, the State Administration for Market Regulation of the PRC, the State Administration for Foreign Exchange of the PRC or the local counterparts of each of these Governmental Authorities) have been duly completed in accordance with all applicable Laws, and are valid and not subject to any suspension, revocation, cancelation or invalidation.

Section 3.12      Restructuring. As of the Closing, (a) the Restructuring will have been implemented as contemplated in Schedule 1 and in compliance with all applicable Laws and without adversely affecting the title, assets, rights or other benefits of the Target Group Companies, and (b) all Approvals required to implement the Restructuring will have been obtained. As of the Closing, the Target Group Companies will hold all Approvals, assets and rights necessary for the carrying on of the PRC Business.

Section 3.13      Corporate Structure. Section 3.13 of the Seller Disclosure Letter sets forth an accurate and complete group structure chart as of Closing, setting out the group structure for the Targets and the Target Group Companies and assuming for such purposes that the Restructuring is complete. No Target Group Company is obligated to make any investment in or capital contribution in or on behalf of any other Person.

Section 3.14      Targets.

(a)            Each of Target A and Target B does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement and the equity securities in such entities as indicated in section 3.14(a) of the Seller Disclosure Letter, and does not now conduct and has never conducted any business other than holding the equity securities in the above-mentioned entities.

(b)            Target B is an entity that has been formed solely for the purpose of engaging in the Restructuring.

Section 3.15      Non-applicability of Disclosure Qualifications to Fundamental and Certain Other Warranties. The disclosure qualifications and carve-outs referred to in the lead-in paragraph of this Article III shall not apply to the Fundamental Representations and the representation and warranty of the Seller set out in Section 3.7.

Article IV

Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Seller that each of the following statements as contained in this Article IV is true and correct as of the date hereof (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date):

Section 4.1         Organization, Standing and Qualification. The Purchaser (a) is duly incorporated, validly existing and in good standing in the British Virgin Islands and (b) has all requisite corporate power and authority, in all material respects, to enter into this Agreement and the other Transaction Documents to which the Purchaser is a party and to perform each of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 4.2         Due Authorization and Enforceability. The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate actions on the part of the Purchaser. This Agreement has been, and upon the execution of the other Transaction Documents to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other parties hereto or thereto, as applicable) this Agreement constitutes, and upon their execution the other Transaction Documents to which the Purchaser is a party will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 4.3         No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the memorandum and articles of association of the Purchaser, (b) conflict with or violate any Law or Order applicable to the Purchaser, or (c) require any Approval or other Order of, action by, filing with or notification to, any Government Authority or any third party on the part of the Purchaser (other than any such Approval that has been obtained).

Section 4.4         Solvency. The Purchaser is not insolvent under the Laws of its jurisdiction of incorporation or unable to pay its debts as they fall due. There is no ongoing Action involving the Purchaser in relation to any compromise or arrangement with creditors and no order has been made or petition presented or resolution passed by or on behalf of the Purchaser for the winding-up, liquidation or bankruptcy of the Purchaser, and there has not been any petition or order for administration, winding-up, liquidation or bankruptcy filed against the Purchaser or any appointment of a receiver or liquidator in respect of the assets of the Purchaser.

Section 4.5         Disclosure of Information. The Purchaser and its advisors have been afforded the opportunity to ask questions of and receive answers from representatives of the Seller regarding the terms and conditions of the sale of the Sale Shares and relating to the business, management, finances and operations of the PRC Business and the Target Group Companies.

Section 4.6         Knowledge and Experience of the Purchaser. The Purchaser is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that it can bear the economic risk of its investment and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment of a nature similar to that contemplated hereby. The Purchaser is relying solely on (a) its own counsel and other advisors for legal, financial, Tax and other advice with respect to the transactions contemplated by this Agreement and the other Transaction Documents and (b) the representations and warranties of the Seller set forth in Article III of this Agreement.

Section 4.7         Sufficiency of Funds. The Purchaser as of the Closing will have immediately available cash in USD in an amount which is sufficient to pay the Final Purchase Price to the Seller as and when due in accordance with the terms of this Agreement. The funds that will be used by the Purchaser to make any payment pursuant to this Agreement will be or has been obtained and paid in compliance with all applicable Laws, including any laws relating to anti-money laundry and/or sanctions.

Article V

Covenants and Agreements

Section 5.1         Conduct of Business.

(a)            Except (i) to the extent required by any applicable Laws, (ii) as otherwise permitted by this Agreement, other Transaction Documents, (iii) in connection with the Restructuring, or (iv) as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the earlier of the Closing Date and the date this Agreement is validly terminated in accordance with the terms hereof, the Seller shall, and shall cause the Target Group Companies to:

(A)      use commercially reasonable efforts to carry on the PRC Business, taken as a whole, in the ordinary and usual course consistent with past practice;

(B)      comply with all applicable Laws and Orders in all material respects; and

(C)      submit all required material Tax related submissions, notifications and filings to the relevant Governmental Authorities at the relevant times.

(b)            Without limiting the generality of the foregoing, between the date of execution of this Agreement and the Closing, except as otherwise provided in the Transaction Documents or consented to by the Purchaser in writing, the Seller shall not, and shall cause the Target Group Companies not to, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the following matters will occur:

(i)        the amendment or revision of any organizational documents of any Target Group Company;

(ii)       changes to the nature or scope of the business of any Target Group Company other than as contemplated for the purposes of liquidating or winding down the operations of the PRC Business;

(iii)      (A) the allotment or issue, or grant of any option over or right to subscribe for, or purchase, or (B) any reduction, redemption or repayment of, any equity securities or other securities convertible into equity securities of any Target Group Company;

(iv)      the declaration or payment of any dividend or other distribution to shareholders of any Target Group Company;

(v)       entering into any new Risk-Bearing Financings or Zero Credit Risk Financings by any Target Group Company or any extension of the terms of any existing Risk-Bearing Financings or Zero Credit Risk Financings, other than in the ordinary course of business in agreeing to any repayment extensions to individual borrowers for extensions not exceeding three (3) months and with respect to Risk-Bearing Financings for an aggregate principal amount not exceeding RMB50,000,000;

(vi)      changing any accounting practices or policies of any Target Group Company;

(vii)     any incurrence of new Indebtedness by any Target Group Company other than drawdowns made under existing loan facilities in the ordinary course of business to financing the working capital requirements or existing commitments of the Target Group Companies;

(viii)    acquiring any material assets, or disposing or creating or granting any Liens on material assets of the Target Group Companies other than in the ordinary course of business or pursuant to or as contemplated under existing Contracts, guaranteeing or indemnifying any obligation of a Person other than a Target Group Company;

(ix)       other than Contracts entered into in the ordinary course of business, entering into any Contracts for an aggregate contract value of more than US$10,000;

(x)        changing the legal representative (法定代表人) of any Target Group Company incorporated in the PRC;

(xi)       voluntarily amending or terminating any Governmental Approvals; or

(xii)      the authorization or agreement to do or take any of the foregoing acts or matters.

Section 5.2         Shareholder Approval. The Seller shall use its reasonable efforts to obtain the Shareholder Approval.

Section 5.3         Tax Matters. The Seller shall pay, or cause to be paid, any transfer, documentary, sales, use, registration, real property, stamp or other similar Taxes imposed on each Party as a result of the transactions contemplated under this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes that are payable by each Party. Without limiting the foregoing, the Seller shall bear and pay all of the taxes arising from or in connection with the Restructuring and transactions contemplated hereby arising under the Indirect Transfer Guidance pursuant to Section 5.7. The Purchaser shall cooperate with the Seller as and to the extent reasonably requested by the Seller in connection with the making of any Tax filings and payment, as well as in any threatened or actual proceeding, with respect to Taxes arising from the transactions contemplated by this Agreement, including the retention and provision of records and amendment to Tax filings.

Section 5.4         Termination Report. As soon as practicable, but in any event within three (3) Business Days after the Closing Date, the Seller shall submit a report of the termination of the Seller’s status as a China Concept Stock (中概股) to the CSRC (the “Termination Report”), and shall promptly deliver a copy of the Termination Report to the Purchaser after such submission. To the extent legally permissible and reasonably practicable, the Seller shall keep the Purchaser reasonably apprised of any material communications between the Seller and the CSRC with respect to the Termination Report. The Purchaser shall reasonably cooperate with the Seller in connection with the foregoing.

Section 5.5         No Other Representations or Warranties. The representations and warranties set forth in Article III are the only representations and warranties made by the Seller (or any of its Affiliates or direct or indirect shareholders, and its and such Affiliates or shareholders’ respective officers, directors, employees, accounting, financial and legal advisors and other representatives, and advisors to the foregoing) in connection with the transactions contemplated by this Agreement and the other Transaction Documents. The representations and warranties set forth in Article IV (in the case of the Purchaser) are the only representations and warranties made by the Purchaser (or any of its Affiliates or direct or indirect shareholders, and its and such Affiliates or shareholders’ respective officers, directors, employees, accounting, financial and legal advisors and other representatives, and advisors to the foregoing) in connection with the transactions contemplated by this Agreement and the other Transaction Documents. The Seller hereby expressly disclaims any and all reliance on any other statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) by or on behalf of the Purchaser (or any of its Affiliates or direct or indirect shareholders, and its and such Affiliates or shareholders’ respective officers, directors, employees, accounting, financial and legal advisors and other representatives, and advisors to the foregoing) and the Purchaser hereby expressly disclaims any and all reliance on any other statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) by or on behalf of the Seller (or any of its Affiliates or direct or indirect shareholders, and its and such Affiliates or shareholders’ respective officers, directors, employees, accounting, financial and legal advisors and other representatives, and advisors to the foregoing).

Section 5.6         Survival Period. Each of (a) the representations and warranties of the Seller set forth in Article III and of the Purchaser set forth in Article IV shall survive the Closing until the date falling twenty-four (24) months after the date of the Closing, provided that the Fundamental Representations shall survive the Closing until the seventh (7th) year anniversary of the Closing Date, the representations and warranties set forth in Section 3.7 shall survive the Closing until the date falling thirty-six (36) months after Closing, and the Tax-related representations and warranties contained in Section 3.8 shall survive the Closing with respect to each such matter until the date falling six months after the expiration of the applicable statute of limitations for that matter; and (b) the covenants and agreements of the Parties contained in this Agreement shall survive the Closing until fully performed or discharged, provided further that, in each case, all representations and warranties of the Seller and the Purchaser shall terminate and be of no further force and effect on and from the Sale Reversal Closing Date. The Seller and the Purchaser acknowledge that the survival period set forth in this Section 5.6 are the results of arms’ length negotiations and are intended to be enforced as agreed among the Parties.

Section 5.7         Sale Reversal.

(a)            For the purposes hereof:

(i)        “Trigger Event” means any of the following events: (A) as of 11:59 p.m., Beijing time on the last day of the Waiting Period, the Secondary Acquisition SPA has not been executed, or (if executed), closing of the transactions contemplated thereunder has not occurred and such failure is due to the breach of the Seller of the terms thereof, and (B) within the Waiting Period, any relevant Governmental Authority has informed the Seller, whether verbally or in writing, that the China Concept Stock (中概股) status of the Seller will not be terminated notwithstanding the Closing.

(ii)       “Waiting Period” means the period starting from (and including) the Closing Date until the date that is three (3) months after the Closing Date.

(b)            Upon the occurrence of a Trigger Event, the Purchaser shall be entitled to deliver a written notice to unwind the sale of all of the issued and outstanding shares in the Targets as contemplated hereby (the “Sale Reversal”) to the Seller (such notice, a “Sale Reversal Notice”) within twenty (20) Business Days after the occurrence of such Trigger Event (the “Sale Reversal Notice Period”). If a Sale Reversal Notice is duly delivered by the Purchaser during the Sale Reversal Notice Period, then at closing of the Sale Reversal (the “Sale Reversal Closing”), the Purchaser shall sell to the Seller (the Seller in such capacity, the “Sale Reversal Buyer”), and the Sale Reversal Buyer shall purchase from the Purchaser, all of the issued and outstanding shares of the Targets as of immediately prior to the Sale Reversal Closing (the “Sale Reversal Shares”), free and clear of all Liens (other than any Liens created under the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws). The total consideration to be paid by the Sale Reversal Buyer for the Sale Reversal Shares shall be an amount equal to the Paid Purchase Price minus the Deposit and for the avoidance of doubt, the Seller shall not have any obligation to refund the Deposit or any other obligation or liability in respect of the Deposit or otherwise towards the Purchaser in respect thereof unless and until the Parties have agreed on the treatment of the Deposit.

(c)            The Sale Reversal Closing shall take place via the remote exchange of electronic documents on the date that is the tenth (10th) Business Day following the Parties’ receipt of a Sale Reversal Notice duly delivered by a Party in accordance with this Section 5.7(c), or on such other date as the Purchaser and the Sale Reversal Buyer mutually may agree in writing. The date on which the closing of the Sale Reversal takes place is referred to as the “Sale Reversal Closing Date”. For the avoidance of doubt, (i) if the Purchaser fails to deliver a Sale Reversal Notice within the Sale Reversal Notice Period, the Purchaser will be deemed to have waived the right to request the Sale Reversal and (ii) no Party shall be entitled to deliver a Sale Reversal Notice if no Trigger Event has occurred during the Waiting Period.

(d)            At the Sale Reversal Closing:

(i)        the Purchaser shall deliver or cause to be delivered to the Sale Reversal Buyer:

(A)	instruments of transfer with respect to the sale and transfer of the Sale Reversal Shares of each of Target A and Target B by the Purchaser to the Sale Reversal Buyer, each in substantially the form attached hereto as Exhibit A, duly executed by the Purchaser and dated as of the Sale Reversal Closing Date,

(B)	registers of members of each of Target A and Target B, dated as of the Sale Reversal Closing Date and certified by the registered office provider of Target A and Target B (as the case may be), updated to reflect the sale and transfer of the Sale Reversal Shares by the Purchaser to the Sale Reversal Buyer and its ownership of the Sale Reversal Shares, and

(C)	a compliance certificate in substantially the form attached hereto as Exhibit B, duly executed by the Purchaser and dated as of the Sale Reversal Closing Date; and

(ii)       the Sale Reversal Buyer shall deliver or cause to be delivered to the Purchaser:

(A)	instruments of transfer with respect to the sale and transfer of the Sale Reversal Shares of each of Target A and Target B by the Purchaser to the Sale Reversal Buyer, in substantially the form attached hereto as Exhibit A, duly executed by the Sale Reversal Buyer and dated as of the Sale Reversal Closing Date, and

(B)	an amount equal to the Paid Purchase Price minus the Deposit and for the avoidance of doubt, the Seller shall not have any obligation to refund the Deposit or any other obligation or liability in respect of the Deposit or otherwise towards the Purchaser in respect thereof unless and until the Parties have agreed on the treatment of the Deposit, without any deduction or offset, by wire transfer of immediately available funds in USD to a bank account of the Purchaser as designated in writing to the Sale Reversal Buyer at least two (2) Business Days prior to the Sale Reversal Closing Date.

(e)            All payment obligations of the Purchaser under this Agreement under Section 2.3(c) and Schedule 3, shall terminate with immediate effect upon the Sale Reversal Closing.

Section 5.8         Tax Reporting.

(a)            Subject to this Section 5.8, the Seller shall bear and pay all of the Taxes and any penalties or interest arising from or in connection with the transactions contemplated hereby applicable to the Seller pursuant to the Indirect Transfer Guidance.

(b)            In connection with the transactions contemplated hereunder, the Seller shall, at its own expense, (i) subject to Closing having occurred and no Sale Reversal Notice having been issued by any Party in accordance with Section 5.7(b), within thirty (30) calendar days upon expiration of the Waiting Period, prepare and complete the reporting under the Indirect Transfer Guidance (“Initial Reporting”), and (ii) as soon as practicable after the date of the Initial Reporting and in any event before the deadline imposed by the competent tax authority, prepare and submit the Taxes filing with respect to the Indirect Transfer Guidance with the competent tax authority under the Indirect Transfer Guidance to facilitate the assessment process (together with Initial Reporting, the “PRC Tax Filing”). The Seller shall promptly provide the acknowledgement of receipt issued by the competent tax authority with respect to such PRC Tax Filing to the Purchaser. The Seller shall provide a draft of any PRC Tax Filing to the Purchaser for review reasonably in advance of the submission of such PRC Tax Filing and in any event not less than ten (10) Business Days prior to the deadline of its submission to the competent tax authority, and the Seller shall take into account all reasonable comments on such draft from the Purchaser in the submission. The Seller shall comply with any reasonable request by the competent tax authority on the reporting under the Indirect Transfer Guidance and the PRC Tax Filing. The Seller shall also promptly provide the Purchaser with a copy of all written correspondences submitted to the relevant tax authority.

(c)            Upon the competent tax authority concluding the final amount of the Taxes with respect to the Indirect Transfer Guidance, the Seller shall prepare and submit the tax return in relation to the Indirect Transfer Guidance as instructed by the competent tax authority setting out the amount of the Taxes so concluded and duly pay the final amount of the such Taxes to the competent tax authority.

(d)            Within ten (10) Business Days of the Seller’s payment of the Taxes with respect to the Indirect Transfer Guidance in accordance with Section 5.7(c), the Seller shall provide the Purchaser with the acceptable evidence of payment, being a receipt of tax payment (完税证明) (including a Tax clearance certificate (税收缴款书), the “Receipt of Tax Payment”) issued by the competent tax authority, evidencing that the final amount of the Taxes that has been paid by or on behalf of the Seller, as well as the relevant tax returns, and the tax assessment and calculations received by the Seller from the relevant tax authority.

(e)            In the event that the competent tax authority determines that the transactions contemplated hereby with respect to the Seller are not taxable under the Indirect Transfer Guidance, the Seller shall provide the Purchaser with either: (i) a written assessment from such competent tax authority confirming that no Taxes with respect to the Indirect Transfer Guidance are due in relation to the transactions contemplated hereby, or (ii) a written memorandum, signed by both the Seller and the Seller’s tax advisors, indicating that the competent PRC tax authority has verbally confirmed that the transactions contemplated hereby are not taxable under the Indirect Transfer Guidance. The Purchaser and/or its tax advisor shall have the right to attend such conclusion meeting with such competent tax authority.

(f)            In the event that a Sale Reversal Notice has been delivered in accordance with Section 5.7 and the competent tax authority has indicated that they would view the Sale Reversal as an independent and standalone transfer of the Sale Reversal Shares that would be taxable under the Indirect Transfer Guidance, the Seller shall at the request of the Purchaser effect the PRC Tax Filing in accordance with, and shall comply with the obligations under, Section 5.8(b) to Section 5.8(d) and upon such compliance, the Purchaser shall, assuming the Sale Reversal Closing has not occurred, comply with its obligations under Section 2.7 with respect to the release of the Tax Holdback Amount to the Seller (or such other amount as may mutually be agreed between the Parties at the relevant time), provided that, the Purchaser’s obligation under Section 2.7 shall immediately terminate upon the Sale Reversal Closing.

Section 5.9         Exclusivity. During the period from the date of this Agreement to the Closing Date, the Seller shall not, and shall procure the Target Group Companies and their respective Affiliates, officers, directors, managers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents not to, directly or indirectly: (a) solicit, initiate discussions or engage in any discussions or negotiations with any Person (whether such discussions or negotiations are initiated by the Seller, their respective Affiliates, a third party or otherwise), other than the Purchaser or its Affiliates, relating to the possible acquisition or transfer of any portion of the equity interests or assets of any Target Group Company (whether by way of merger, purchase of equity, purchase of assets or otherwise) (an “Competitive Transaction”); (b) provide non-public information or documentation with respect to any Target Group Company to any Person, other than Purchaser or its Affiliates or their respective representatives, relating to an Competitive Transaction; or (c) enter into any definitive agreement with any Person, other than the Purchaser or its Affiliates effecting an Competitive Transaction.

Section 5.10       Restructuring.

(a)            The Target Group Companies shall, and the Seller shall cause the Target Group Companies to, complete the Restructuring as contemplated in Schedule 1 as promptly as practicable, in compliance with all applicable Laws, and without adversely affecting the title, assets, rights or other benefits of the Target Group Companies. The Target Group Companies shall, and the Seller shall cause the Target Group Companies to, use its reasonable best efforts to obtain all Approvals required to complete the Restructuring.

(b)            If, following the Closing, the Seller retained any asset, property, Contract or right that is principally or mainly used or held for use in the conduct of the PRC Business (each, an “Omitted Asset”), the Seller shall, and shall cause its applicable Affiliates to, as soon as reasonably practicable and at no additional cost to the Purchaser, transfer, convey, assign and deliver to Purchaser such Omitted Asset, subject to any necessary prior consent of or notice to any third party, which consent or notice the Seller or its applicable Affiliate shall use reasonable best efforts to obtain or deliver; provided that, until such consent is obtained or notice is delivered, the Seller shall, and shall cause its applicable Affiliate to, cooperate so that the Purchaser obtains the rights and benefits of such Omitted Asset.

Section 5.11       Certain Financials. No later than ten (10) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser the consolidated financial statements (including balance sheet and income statement but excluding statement of cash flow) of Shanghai Yungu Haoche Electronic Technology Co., Ltd. (上海鋆谷好车电子科技有限公司), in each case as of, and for the financial period ended, December 31, 2024.

Section 5.12       Further Assurances. Each Party shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the other Transaction Documents to which it is a party and consummate and make effective the transactions contemplated hereby and thereby.

Article VI

Conditions to Closing

Section 6.1         Conditions Precedent to Obligations of the Seller and the Purchaser. The respective obligations of the Seller and the Purchaser to proceed to consummate the sale and purchase of the Sale Shares as contemplated by Article II of this Agreement are subject to the fulfillment, on or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing jointly by both the Seller and the Purchaser, acting in their respective sole discretion, in whole or in part to the extent permitted by applicable Law):

(a)            there shall not be in effect any Law or Order by a Government Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(b)            no Action shall have been commenced by or before any Government Authority against any Party seeking to restrain or materially and adversely alter the transactions contemplated hereby;

(c)            the Restructuring shall have been completed in accordance with applicable Laws and all Approvals required to implement the Restructuring shall have been obtained;

(d)            the Governance Agreement shall have been entered into and remain in full force and effect; and

(e)            the Shareholder Approval shall have been obtained in accordance with the Companies Act and the Seller Governing Document and such approval shall remain in full force and effect.

Section 6.2         Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchaser to proceed to consummate the sale and purchase of the Sale Shares as contemplated by Article II of this Agreement is also subject to the fulfillment, on or prior to the Closing, of each of the following conditions (any or all of which may be waived by the Purchaser, in its sole discretion, in whole or in part to the extent permitted by applicable Law):

(a)            (i) the representations and warranties made by the Seller as set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6 (the “Fundamental Representations”) shall be true and accurate as of the date of this Agreement and as of the Closing (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date), and (ii) the other representations and warranties made by the Seller as set forth in Article III shall be true and accurate as of the date of this Agreement and as of the Closing (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date), except, in the case of this subsection (ii), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(b)            the Seller shall have performed and complied with, in all material respects, each of the obligations and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Closing.

Section 6.3         Conditions Precedent to Obligations of the Seller. The obligation of the Seller to proceed to consummate the sale and purchase of the Sale Shares as contemplated by Article II of this Agreement is also subject to the fulfillment, on or prior to the Closing, of each of the following conditions (any or all of which may be jointly waived by the Seller, in their sole discretion, in whole or in part to the extent permitted by applicable Law):

(a)            (i) the representations and warranties made by the Purchaser as set forth in Section 4.1 and Section 4.2 shall be true and accurate as of the date of this Agreement and as of the Closing (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date), and (ii) the other representations and warranties made by the Seller as set forth in Article IV shall be true and accurate as of the date of this Agreement and as of the Closing (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be true and accurate as of such specified date), except, in the case of this subsection (ii), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)            the Voting Proxy shall have been entered into and remain in full force and effect; and

(c)            the Purchaser shall have performed and complied with, in all material respects, each of the obligations and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing.

Section 6.4         No Other Conditions. The Parties agree that the Closing is not subject to any conditions (including any condition as to availability of financing to the Purchaser) other than those conditions expressly set forth in Section 6.1, Section 6.2 and Section 6.3.

Article VII

Miscellaneous

Section 7.1         Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the Laws of Hong Kong (without giving effect to any choice of law principles thereof that would cause the application of the Laws of another jurisdiction).

Section 7.2         Dispute Resolution. The Parties agree to use reasonable efforts to resolve any disputes, controversies and claims arising out of or relating to this Agreement through consultation. In the event that the Parties are unable to resolve a dispute, controversy or claim arising hereunder within thirty (30) days of commencing such consultation, such dispute, controversy or claim (including any dispute relating to the existence, validity, interpretation, performance, breach or termination of this Agreement or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Center (“HKIAC”) under the HKIAC Arbitration Rules in force when the notice of arbitration is submitted. The arbitration shall be conducted by three (3) arbitrators. For the arbitration tribunal, the claimant(s) shall jointly appoint one (1) member of the arbitration tribunal and the respondent(s) shall jointly appoint one (1) member of the arbitration tribunal, and the HKIAC shall appoint the third (3rd) arbitrator. The third (3rd) arbitrator shall act as chair of the tribunal. The arbitral award shall be final and binding upon all Parties. The seat of arbitration shall be in Hong Kong. The language of arbitration shall be English. The governing law of this arbitration clause shall be the Laws of Hong Kong. The Parties agree that any award rendered by the arbitral tribunal may be enforced by any court having jurisdiction over the Parties or over the Parties’ assets wherever the same may be located. To the extent that any Party has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from any jurisdiction or any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, execution of judgment or otherwise) with respect to itself or any of its assets, whether or not held for its own account, such Party hereby irrevocably and unconditionally waives and agrees not to plead or claim such immunity in any disputes, controversies or claims arising out of or relating to this Agreement, including in any judicial proceedings ancillary to an arbitration hereunder, including without limitation immunity from any judicial proceeding to compel arbitration, for interim relief in aid of arbitration, or to enforce any arbitral award, immunity from service of process, immunity from jurisdiction of any court, and immunity of any of its property from execution. Nothing in this Section 7.2 shall be construed as preventing any Party from seeking an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction pursuant to Section 7.3 pending final determination of the dispute by the arbitral tribunal.

Section 7.3         Specific Performance. Each Party acknowledges that money damages may not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limitation to any other remedy or right it may have, the non-breaching Party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

Section 7.4         Entire Agreement. This Agreement, the other Transaction Documents and the schedules and exhibits hereto and thereto, which are hereby expressly incorporated herein by this reference, constitute the entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, representations and warranties, whether written or oral, between the Parties with respect to the subject matter hereof.

Section 7.5         Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties whose rights or obligations hereunder are affected by such amendments. This Agreement and the rights and obligations hereunder may not be assigned by any Party without the prior written consent of the other Party.

Section 7.6         No Third Party Beneficiaries; No Partnership. A Person who is not a Party shall not have any right under this Agreement, nor shall any such Person be entitled to enforce any provision of this Agreement, in each case whether by virtue of the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) or otherwise. Nothing in this Agreement shall be deemed to constitute a partnership among any of the Parties.

Section 7.7         Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing to the number or address set forth in this Section 7.7 below, and shall be conclusively deemed to have been duly given (a) when hand-delivered to the other Party, upon delivery; (b) when sent by electronic mail, upon such mail being sent unless the sending Party subsequently learns that such electronic mail was not successfully delivered; (c) seven (7) Business Days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid; or (d) three (3) Business Days after deposit with an overnight delivery service, postage prepaid with next-business-day delivery guaranteed, provided that the sending Party receives a confirmation of delivery from the delivery service provider. A Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7.7, by giving the other Party written notice of the new address in the manner set forth above.

If to the Seller:

Address: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China

Attn: Yongyi Zhang, Chief Financial Officer

Telephone: +86 21 3183 5087

Email: ir@cangoonline.com

If to the Purchaser:

Address: [Redacted]

Attn: [Redacted]

Email: [Redacted]

with a copy to:

Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu
E-mail: dshiu@cgsh.com

Section 7.8         Amendments and Waivers. Any provision of this Agreement may be amended only with the written consent of the Parties, and any term so amended shall be binding on the Parties. Any term of this Agreement may be waived with the written consent of the Party against whom such waiver is effective.

Section 7.9         Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach or default of the other Party under this Agreement, shall impair any such right, power or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or of an acquiescence or a waiver of any similar breach or default thereafter occurring or of any other breach or default whatsoever. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

Section 7.10       Interpretation; Titles and Subtitles. This Agreement shall be construed according to its fair language. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.11       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile and e-mailed copies of signatures in portable document format (PDF) shall be deemed to be originals for purposes of the effectiveness of this Agreement.

Section 7.12       Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly reflects the Parties’ intent in entering into this Agreement.

Section 7.13       Expenses. Unless specifically provided otherwise in this Agreement or the other Transaction Documents, each Party will bear its own legal, accounting and other costs and expenses incurred by such Party in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 7.14       Publicity. Notwithstanding anything else to the contrary in this Agreement or the other Transaction Documents, the Parties agree that the Seller may issue one or more press releases and make filings with the SEC or the relevant stock exchanges disclosing, to the extent not previously publicly disclosed, this Agreement, the other Transaction Documents and all material terms of the transactions contemplated hereby and thereby; provided that prior to such public disclosure, the Seller shall provide a reasonable opportunity for the Purchaser to review and comment on the draft disclosures and the Seller shall reasonably consider the Purchaser’s comments.

Section 7.15       Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by all Parties.

Section 7.16       Termination of this Agreement.

(a)            This Agreement may be terminated at any time prior to the Closing, (i) by the mutual written consent of the Seller and the Purchaser, (ii) by either the Seller or the Purchaser if the Closing shall not have been consummated as of 11:59 p.m. on the Long Stop Date, provided, however, that a Party shall not be entitled to terminate this Agreement pursuant to subsection (ii) if such Party has breached this Agreement and such breach has resulted in the Closing to not have been consummated as of such time, or (iii) by either the Seller or the Purchaser, if any Law or Order by a Government Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(b)            Upon any termination of this Agreement under this Section 7.16, this Agreement shall forthwith become wholly void and of no effect with respect to the Parties and the Parties shall be released from all future obligations hereunder, provided that (i) nothing herein shall relieve any Party from liability for any breach of this Agreement occurring prior to such termination or prevent any Party from exercising any accrued rights or entitlements under this Agreement, and (ii) the provisions of Article VII shall survive any termination of this Agreement.

Section 7.17       Indemnification by the Seller.

(a)            General Indemnity. The Seller hereby agrees to from and after the Closing, indemnify and hold harmless the Purchaser and its successors and permitted assigns and any of its Affiliates, officers, directors, and employees (each, a “Purchaser Indemnified Party”) from and against any and all Indemnifiable Losses actually suffered by such Purchaser Indemnified Party as a result of, or arising from, any breach of or inaccuracy in any representation and warranty made by the Seller in this Agreement or any breach of any covenant, agreement or obligation of the Seller contained in this Agreement. Without limiting the generality of the foregoing, the Seller hereby agrees to indemnify and hold harmless each Purchaser Indemnified Party, from and against any and all Indemnifiable Losses suffered by such Purchaser Indemnified Party, directly, as a result of, or based upon or arising from, any of the following matters (in any such case, no disclosure of such violation made in the Seller Disclosure Letter shall impact any of such indemnification obligations):

(i)        any proceedings or dispute by any third party in connection with the Restructuring;

(ii)       any Taxes imposed on an Indemnified Party by any Governmental Authority in connection with the Restructuring; and

(iii)      any Liability that is unrelated to the PRC Business but retained by the Target Group Companies following the Closing.

(b)            Specific Indemnity. Without limiting the generality of Section 7.17(a), the Seller hereby agrees to indemnify and hold harmless the Purchaser Indemnified Parties, from and against any and all Indemnifiable Losses suffered by the Purchaser Indemnified Parties, as a result of, or based upon or arising from, any of the following matters (and in any such case, no disclosure of such violation made in the Seller Disclosure Letter shall impact any of such indemnification obligations):

(i)        the Credit Risk Exposure based on the Risk-Bearing Financings and Zero Credit Risk Financings existing as of December 31, 2024 exceeding RMB1,075,902,706, provided that the liability of the Seller pursuant to this Section 7.17(b)(i) for any Indemnifiable Losses shall only arise where (A) such increase in the Credit Risk Exposure represents actual loan defaults on loans that were not included in the Credit Risk Exposure determination on February 28, 2025, (B) the losses attributable to such loan defaults are actually realized as on the Final Release Date (being the amount equivalent to the Net Loan Buyback Amount minus the Base Risk Assurance Liability Amount), and provided further that any Indemnifiable Losses claimed under this Section 7.17(b)(i) shall be limited purely to the amount by which the Net Loan Buyback Amount exceeds the Base Risk Assurance Liability Amount and not for any other type of Indemnifiable Loss and are further subject to the qualifications as set out in Section 7.17(c)(i);

(ii)       any liability for unpaid Taxes for any period prior to Closing that is not adequately set forth in or reserved against or otherwise reflected in the Target Group Financial Statements or in the notes thereto (but excluding any liability for unpaid Taxes that has been incurred since December 31, 2024 in connection with the operation of the business of the Target Group Companies in the ordinary course of business);

(iii)      any Governmental Authority investment grants, loan subsidies or financial aid that has been received by or pledged to any Target Group Company on or prior to Closing (“Grants”) that is revoked, withdrawn or recovered by, or otherwise repaid to, a Governmental Authority, except for such revocation, withdrawal, recovery or repayment that has been adequately set forth in or reserved against or otherwise reflected in the Target Group Financial Statements or in the notes thereto; and

(iv)      in connection with the collection or repayment of the Risk-Bearing Financings or Zero Credit Risk Financings, any Action against, or any audit, examination, enquiry or investigation by any Governmental Authority against, any Target Group Company or any of its properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions that arose or occurred in any period on or prior to Closing.

(c)            Limitations on Liability of Seller.

(i)        With respect to any claim for indemnification under this Section 7.17, the Seller shall not be required to make payment in respect of any such claim unless the aggregate Indemnifiable Losses under all such claims exceeds RMB50,000,000 or the USD equivalent based on the Exchange Rate (the “General Deductible”), in which case the Purchaser shall be entitled to recover the amount of all such Indemnifiable Losses minus the General Deductible, provided that the aggregate liability of the Seller shall not in any circumstance exceed seventy-five (75) per cent. of the Paid Purchase Price.

(ii)       Upon any Purchaser Indemnified Party becoming aware of any Indemnifiable Loss as to which indemnification may be sought, it shall use commercially reasonable efforts to mitigate such Indemnifiable Loss.

(iii)      Any Indemnifiable Loss for which any Purchaser Indemnified Party is entitled to indemnification under this Section 7.17 shall be determined without duplication of recovery by reason of (A) the state of facts giving rise to such Indemnifiable Loss constituting a breach of more than one representation, warranty, covenant or agreement or (B) that has been taken into consideration when determining any amounts released to the Seller from the Initial Holdback Risk Amount or Remaining Holdback Risk Amount, as applicable.

(iv)     The Purchaser shall be entitled to withhold amounts payable by it to the Seller in respect of any Quarterly Released Amounts or any Final Released Amount (as applicable) pursuant to Schedule 3 equivalent to the amount of any Indemnifiable Losses claimed by it pursuant to this Section 7.17 and shall only be required to pay over such amount to the Seller pursuant to any mutually agreed settlement or any arbitral award in favor of the Seller pursuant to and in accordance with Section 7.2, in each case, within ten (10) Business Days after such settlement or the issuance of such arbitral award, as applicable.

Section 7.18       Indemnification by the Purchaser.

(a)            The Purchaser hereby agrees to, from and after the Closing, indemnify and hold harmless the Seller, its successors and permitted assigns and any of its Affiliates, officers, directors, and employees (each, a “Seller Indemnified Party”) from and against any and all Indemnifiable Losses actually suffered by such Seller Indemnified Party as a result of, or arising from, any breach of or inaccuracy in any representation and warranty made by the Purchaser in this Agreement or any breach of any covenant, agreement or obligation of the Purchaser contained in this Agreement.

(b)            The Purchaser’s indemnification obligations under this Section 7.18 shall be limited to fifty-five (55) per cent. of the Final Purchase Price.

(c)            Upon any Seller Indemnified Party becoming aware of any Loss as to which indemnification may be sought, it shall use commercially reasonable efforts to mitigate such Indemnifiable Loss.

(d)            Any Loss for which any Seller Indemnified Party is entitled to indemnification under this Section 7.18 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Indemnifiable Loss constituting a breach of more than one representation, warranty, covenant or agreement.

Section 7.19       Tax Treatment of Indemnification Payments. Each of the Seller and Purchaser agree to treat any payment made pursuant to Sections 7.17 and 7.18 as a purchase price adjustment for all Tax purposes.

** REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK **

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

The SELLER:

CANGO INC.

By:	/s/ Jiayuan Lin

Name:	Jiayuan Lin (林佳元)

Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

THE PURCHASER:

URSALPHA DIGITAL LIMITED

By:	/s/ Chang-Wei Chiu

Name:	Chang-Wei Chiu

Title:	Authorized Signatory

Signature Page to Share Purchase Agreement

Schedule 1
Restructuring

1.	Each of Cango Group Limited, Stonebridge Investment First Limited and Express Group Development Limited will transfer such assets and liabilities of itself (but not of its Subsidiaries, and not including any equity interests in any of its Subsidiaries) to the Seller Retained Entities, such that:

(i)	The pro forma financial statements of Stonebridge Investment First Limited after Restructuring shall carry no assets and liabilities, other than the intercompany balance due from Cango Group Limited in the amount of approximately US$25.47 million, the long-term investment in Cango Group Limited in the amount of US$ 0.001274 million and shareholder’s equity of Cango Inc. in the amount of approximately US$25.47 million.

(ii)	The pro forma financial statements of Cango Group Limited after Restructuring shall carry no assets and liabilities, other than the intercompany balance due from Express Group Development Limited in the amount of approximately US$14.97 million, the long-term investment in subsidiaries (Express Group Development Limited and Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd.) in the amount of US$10.5 million, the intercompany balance due to Stonebridge Investment First Limited in the amount of approximately US$25.47 million and shareholder’s equity of Stonebridge Investment First Limited in the amount of US$ 0.001274 million.

(iii)	The pro forma financial statements of Express Group Development Limited after Restructuring shall carry no assets and liabilities, other than the long-term investment in Shanghai Chejia Financing Lease Co., Ltd. in the amount of US$15.47 million, the intercompany balance due to Cango Group Limited in the amount of approximately US$14.97 million and shareholder’s equity of Cango Group Limited in the amount of US$0.5 million.

2.	上海灿谷网络科技有限公司 will transfer the domain name “https://www.autocango.com/” and its operating system and related service content to Seller Retained Entities.

“Seller Retained Entities” means the Seller and its Subsidiaries, except for the Target Group Companies.

Schedule 1-1

Schedule 2
SELLER BANK ACCOUNT

Account Number: [Redacted]

Beneficiary Bank SWIFT Code: [Redacted]

Beneficiary Bank Name: [Redacted]

Beneficiary Bank Address: [Redacted]

Beneficiary Bank Code: [Redacted]

Beneficiary Branch Code: [Redacted]

Schedule 2-1

Schedule 3
PAYMENT OF RISK HOLDBACK AMOUNT

Section 1         Definitions

For purposes of this Schedule 3, the following terms shall have the meanings specified in this section:

“Auditing Expert” has the meaning set forth in Section 2(iii) of this Schedule.

“Base Credit Risk Exposure” means US$117,898,632, the USD equivalent of RMB847,502,528 (the Credit Risk Exposure of the Target Group Companies as of February 28, 2025) determined based on the Exchange Rate.

“Big Four Accounting Firm” means any of the following four accounting firms: Deloitte, Ernst & Young (EY), PricewaterhouseCoopers (PwC), and Klynveld Peat Marwick Goerdeler (KPMG).

“Determination Date” means any date that the Credit Risk Exposure of a certain Reference Date or the Net Loan Buyback Amount and Net Direct Financings Loss Amount, as applicable, is finally determined pursuant to Section 2 of this Schedule 3.

“Final Release Date” means the date on which the Final Release Event occurs.

“Final Release Event” means the occurrence of all of the following events: (a) all Risk-Bearing Financings of the Target Group Companies have matured or have been fully settled; and (b) all guarantees, repurchase obligations or other risk assurance obligations have expired or otherwise been discharged, released or settled.

“Final Released Amount” has the meaning set forth in Section 4 of this Schedule.

“Objection Notice” has the meaning set forth in Section 2(ii) of this Schedule.

“Purchaser’s Calculation” has the meaning set forth in Section 2(i) of this Schedule.

“Quarterly Released Amount” has the meaning set forth in Section 3(i) of this Schedule.

“Realization Difference” has the meaning set forth in Section 4 of this Schedule.

“Reference Date” means the last day of each calendar quarter, beginning June 30, 2025, and ending (but including) the last day of the last full calendar quarter prior to the occurrence of the Final Release Event.

“Risk Exposure Calculation” has the meaning set forth in Section 2(i) of this Schedule.

Section 2        Determination of Credit Risk Exposure and Final Cash Value

(i)	Within twenty (20) Business Days after the Reference Date that is June 30, 2025 and within twenty (20) Business Days after each Reference Date thereafter, the Buyer shall prepare and deliver to the Seller its good faith calculation of the Credit Risk Exposure for each such date (each, a “Risk Exposure Calculation”), together with supporting evidence in reasonable detail. Within twenty (20) Business Days after the Final Release Event, the Purchaser shall prepare and deliver to the Seller its good faith calculation of the Net Loan Buyback Amount and the Net Direct Financings Loss Amount (collectively with the Risk Exposure Calculation, each a “Purchaser’s Calculation”), together with supporting evidence in reasonable detail.

Schedule 3-1

(ii)	The Seller may object to any item in a Purchaser’s Calculation by delivering to the Purchaser a written notice of the fact of its objection together with reasons for its objection in reasonable detail and any alternative calculation of the Net Loan Buyback Amount, the Net Direct Financings Loss Amount or the Credit Risk Exposure, as applicable (“Objection Notice”), within twenty (20) Business Days from the receipt of the Purchaser’s Calculation, failing which the Seller shall be deemed to have accepted the Purchaser’s Calculation.

(iii)	In the event the Seller delivers an Objection Notice, and the Purchaser and the Seller fail to agree to any of the calculations set forth in the Objection Notice within ten (10) Business Days after the receipt of the Objection Notice, the matter shall be resolved by referral to a Big Four Accounting Firm chosen by mutual agreement between the Purchaser and the Seller in good faith (the “Auditing Expert”).

(iv)	The Purchaser and the Seller acting in good faith shall jointly instruct the Auditing Expert to render its findings and a final determination of the matters in dispute under the Objection Notice, with instruction to the Auditing Expert to render its final determination within a period of two (2) calendar months after the joint instruction to the Auditing Expert and such determination shall be in writing and shall include reasons for each relevant determination.

(v)	The Auditing Expert will act as an expert (and not as an arbitrator) in making its determination which, in the absence of fraud or manifest error will be deemed to be the final determination of the matters in dispute under the Objection Notice and will be final and binding on the Parties for the purposes of this Agreement.

(vi)	Each of the Purchaser and the Seller will bear its own cost in connection with the preparation, review and agreement or determination of the matters in dispute under the Objection Notice and the fees and expenses of the Auditing Expert will be shared equally between the Purchaser on one hand and the Seller on the other hand, unless the Auditing Expert determines the disagreement wholly in favor of one Party, whereupon the other Party shall pay all such fees and expenses.

(vii)	Where a dispute is referred to the Auditing Expert, the Purchaser and the Seller agree to cause (to the extent within its control) the Target Group Companies and their accountants and professional advisors to provide reasonable access, at reasonable times and on reasonable notice, to the books and records of the Target Group Companies and any other information of the Target Group Companies which may be reasonably required by the Auditing Expert to agree and/or make its determination; provided, that the Auditing Expert shall keep such information and documents provided to it confidential.

Section 3        Quarterly Release of the Holdback Amount

(i)	With respect to each Reference Date, within a period of twenty (20) Business Days after the applicable Determination Date of the Credit Risk Exposure with respect to such Reference Date, an amount shall be released from the Initial Risk Holdback Amount (such released amount with respect to each Reference Date shall be referred to as the “Quarterly Released Amount” of such Reference Date) as follows:

Quarterly Released Amount = A – B – C

Schedule 3-2

Where:

A	=	the Base Credit Risk Exposure minus the Credit Risk Exposure as of the then-effective Reference Date

B	=	the aggregate of all Quarterly Released Amounts as of the then-effective Reference Date

C	=	the amount by which the Net Loan Buyback Amount (determined as for the period commencing on December 31, and ending on the then-applicable Reference Date) exceeds the Base Risk Assurance Liability Amount

(ii)	Notwithstanding anything in this Section 3 of this Schedule 3 to the contrary, (A) at no point prior to the remittance of the Final Released Amount pursuant to Section 4 of this Schedule 3 hereof shall the Remaining Risk Holdback Amount be less than the Holdback Floor.

Section 4       Final Release of the Holdback Amount

Within a period of one (1) calendar month after the Determination Date for the Net Loan Buyback Amount and the Net Direct Financings Loss Amount, the Purchaser shall remit to the Seller an amount (the “Final Released Amount”) equal to (i) the Remaining Risk Holdback Amount, as adjusted for (ii) an amount equal to (A) the sum of the Net Loan Buyback Amount and the Net Direct Financings Loss Amount, minus (B) the sum of the Base Risk Assurance Liability Amount and the Base Finance Lease Receivables Allowance Amount (such difference, the “Realization Difference”). For the avoidance of doubt, where the Realization Difference is a positive amount, such amount shall not be payable by the Purchaser to the Seller and where the Realization Difference is a negative number, such amount shall be deducted from, and shall be limited to, the Remaining Risk Holdback Amount and the Seller shall not be liable to pay any shortfall amounts of the Realization Difference to the Purchaser provided that nothing in this Section 4 shall be construed or interpreted to limit or restrict the rights of the Purchaser to any indemnification pursuant to Section 7.17(b)(i).

Section 5       Tax Treatment of the Release of Holdback Amounts

(i)	The release or non-release of any Initial Risk Holdback Amount shall, for the avoidance of doubt, be treated as a purchase price adjustment, and the Final Purchase Price, as so adjusted, shall be adopted for all Tax reporting purposes going-forward (unless otherwise required by applicable Laws).

(ii)	In the event that any Quarterly Released Amount or the Final Released Amount is payable pursuant to Section 3 or Section 4 of this Schedule 3, as applicable, notwithstanding anything in Section 3 or Section 4 of this Schedule 3 to the contrary, all Transfer Taxes involved, including but not limited to any withholding tax and stamp duty shall, be borne by the Seller and the Purchaser shall be entitled to withhold an amount equal to ten (10) per cent. of such Quarterly Released Amount or the Final Released Amount until such date as the Seller provides a Receipt of Tax Payment for the corresponding released amount, in which case the Purchaser shall pay such withheld amount to the Seller within ten (10) Business Days of its receipt of such Receipt of Tax Payment.

Schedule 3-3

EXHIBIT A

FORM OF INSTRUMENT OF TRANSFER

Transfer of Shares

in

[Name of Company]
Incorporated in the BVI with Company Number [ ]
(the Company)

Pursuant to the terms of this instrument of transfer and for the consideration agreed between us, we, [ ] hereby transfer [ ] shares of a par value of […] each in the Company for [US$ ] to:

[name of transferee] of [address]

This instrument of transfer shall be governed by the laws of the British Virgin Islands.

This transfer has been executed as a deed on [ ].

TRANSFEROR

Executed as a deed	)

by a duly authorised signatory on behalf of	)

[ ]	)

Name of authorised signatory: [ ]

In the presence of
Name of witness: [ ]

TRANSFEREE

Executed as a deed	)

by a duly authorised signatory on behalf of	)

[ ]	)

Name of authorised signatory: [ ]

In the presence of
Name of witness: [ ]

Exhibit A-1

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

[Date]

Reference is made to the Share Purchase Agreement, dated [●], 2025, by and between Cango Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Seller”), and Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (the “Purchaser”) (the “Share Purchase Agreement”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Share Purchase Agreement.

The Purchaser hereby represents and warrants to the Sale Reversal Buyer that each of the following statements is true and correct as of the date hereof:

1.	Assuming the first sentence in Section 3.4 of the Share Purchase Agreement is true and accurate as of the Closing, the Purchaser is the beneficial and record owner of the Sale Reversal Shares free and clear of all Liens (other than any Liens created under the Transaction Documents, the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws). Assuming the last sentence in Section 3.4 of the Share Purchase Agreement that “[u]pon the transfer of the Sale Shares to the Purchaser at the Closing, the Purchaser will have valid title to the Sale Shares free and clear of all Liens (other than any Liens created under the Transaction Documents, the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws)”, upon the transfer of the Sale Reversal Shares to the Sale Reversal Buyer at the Sale Reversal Closing, the Sale Reversal Buyer will have valid title to the Sale Reversal Shares free and clear of all Liens (other than any Liens created under the Transaction Documents, the memorandum and articles of association of the Targets and restrictions on transfer pursuant to applicable securities Laws).

2.	The Purchaser has not breached any of its obligations under the Governance Agreement in any material respects.

[Signature Page Follows]

Exhibit B-1

URSALPHA DIGITAL LIMITED

By:

Name:

Title:

Exhibit B-2

EXHIBIT C

FORM OF PROXY AGREEMENT

DEED OF IRREVOCABLE PROXY AND POWER OF ATTORNEY

DEED OF IRREVOCABLE PROXY AND POWER OF ATTORNEY, dated as of [●], 2025 (as the same may be amended, this “Deed”), among Eagle Central Holding Limited, a limited liability company established in the British Virgin Islands (the “Proxyholder”) and Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (the “Purchaser”). Capitalized terms not defined herein shall have the meaning ascribed to it in the SPA (as defined below).

WHEREAS, the Founder Parties, the Purchaser and Cango Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Seller”), entered into a share purchase agreement, dated [●], 2025 (the “SPA”), pursuant to which the Purchaser will acquire the Sale Shares from the Seller subject to the terms and conditions set forth therein; and

WHEREAS, pursuant to the SPA, the Proxyholder and the Purchaser are required to enter into this Deed at the Closing.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GRANT OF PROXY AND POWER OF ATTORNEY

Section 1.1         Irrevocable Proxy and Power of Attorney. The Purchaser hereby irrevocably and unconditionally, to the fullest extent permitted by law, grants to, makes, constitutes and appoints the Proxyholder as its sole and exclusive true and lawful attorney-in-fact and proxy (with full power of substitution or re-substitution), for and in the Purchaser’s name, place and stead, with full power and authority, including, without limitation, of substitution and re-substitution, and to the same effect as the Purchaser can, might or could do under law, to exercise (subject to the prior written consent of the Purchaser) during the Proxy Term (but only during the Proxy Term), in a manner the Proxyholder deem in their sole and absolute discretion appropriate, all voting, consent and similar rights (to the full extent that the Purchaser would be entitled to so vote and exercise them, and including, without limitation, the power to execute and deliver written consents), and to be counted as present for purposes of establishing a quorum, in each case at every annual, extraordinary or adjourned meeting of shareholders of the Targets and in every written consent in lieu of such a meeting, with respect to the Sale Shares. Upon the execution of this Deed, any and all prior proxies given by the Purchaser with respect to the Sale Shares are hereby revoked and, subject to the terms and conditions set forth in this Deed, the Purchaser agrees not to grant during the Proxy Term any subsequent proxies with respect to the Sale Shares if and to the extent inconsistent with this Section 1.1. For the purposes hereof, “Proxy Term” means the period starting on the date hereof and ending on the expiration of the Waiting Period, provided that, (i) if a Trigger Event has occurred during the Waiting Period and no Sale Reversal Notice has been validly delivered pursuant to section 5.7(b) of the SPA during the Sale Reversal Notice Period, the Transition Period shall end upon the later of the expiration of the Sale Reversal Notice Period or the Waiting Period; and (ii) if a Sale Reversal Notice has been validly delivered pursuant to Section 5.7(b) of the SPA during the Sale Reversal Notice Period, the Transition Period shall end on the Sale Reversal Closing Date.

Exhibit C-1

The proxy granted hereby (a) is irrevocable and coupled with an interest sufficient in law to support an irrevocable power, (b) shall survive and not be affected by the subsequent death, disability, incapacity, insolvency or bankruptcy of the Purchaser and (c) shall continue in full force and effect until the expiration of the Proxy Term. The Purchaser hereby ratifies and confirms all actions that the Proxyholder may lawfully take or cause to be taken by virtue hereof. The proxy is executed and intended to be irrevocable, and the exercise of the voting rights of the Sale Shares is intended to be enforceable, in accordance with the provisions of all applicable law. The Purchaser shall take all further action and execute such other instruments as may be reasonably necessary to effectuate the intent of the proxy. This proxy and power of attorney is irrevocable by reason of being given for valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the undersigned).

Section 1.2         After-Acquired Equity Securities. The terms and conditions of this Deed will cover, and apply to the same extent with respect to, any Equity Securities of the Targets that may be distributed to, acquired by or otherwise beneficially owned, directly or indirectly, by the Purchaser after the date hereof (to the extent that the Purchaser has the power to direct the vote of such Sale Shares) and any such after acquired Equity Securities shall be considered “Sale Shares” under this Deed.

Section 1.3         Conduct of Business. Notwithstanding anything herein to the contrary:

(a)        except (I) to the extent required by any applicable Laws, (II) as otherwise permitted by any Transaction Documents, or (III) as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), during the Proxy Period, the Proxyholder shall cause the Target Group Companies to:

(i)        use commercially reasonable efforts to carry on the PRC Business, taken as a whole, in the ordinary and usual course consistent with past practice;

(ii)        comply with all applicable Laws and Orders in all material respects; and

(iii)      submit all required material Tax related submissions, notifications and filings to the relevant Governmental Authorities at the relevant times; and

(b)        without limiting the generality of the foregoing clause (a), during the Proxy Period, except as otherwise provided in the Transaction Documents or consented to in writing by the Purchaser, the Proxyholder shall cause the Target Group Companies not to, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the matters set forth in section 5.1(b) of the SPA is likely to be done.

ARTICLE II

MISCELLANEOUS

Section 2.1         Amendments; Termination. Any provision of this Deed may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Deed or in the case of a waiver, by the party against whom the waiver is to be effective. This Deed may be terminated at any time (i) by the mutual written consent of the parties hereto or (ii) upon the expiration of the Transition Period. Upon any termination of this Deed under this Section 2.1, this Deed shall forthwith become wholly void and of no effect with respect to the parties and the parties shall be released from all future obligations hereunder, provided that (i) nothing herein shall relieve any party from liability for any breach of this Deed occurring prior to such termination or prevent any party from exercising any accrued rights or entitlements under this Deed, and (ii) the provisions of Article II shall survive any termination of this Deed.

Exhibit C-2

Section 2.2         Expenses. All costs and expenses incurred in connection with this Deed shall be paid by the party incurring such cost or expense.

Section 2.3         Successors and Assigns; No Third-Party Beneficiaries. The provisions of this Deed shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Deed without the consent of the other parties hereto. Nothing in this Deed, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Deed.

Section 2.4         Governing Law. This Deed and all other matters related to or arising from this Deed shall be construed in accordance with and governed by the laws of the British Virgin Islands without regard to conflict of laws principles.

Section 2.5         Counterparts; Effectiveness. This Deed may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Deed shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 2.6         Severability. If any term or other provision of this Deed is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Deed shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provisions is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Deed so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 2.7         Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses of the parties as set forth in section 7.7 of the SPA (or at such other address for a party as shall be specified by like notice).

Section 2.8         Interpretation. When reference is made in this Deed to a Section, such reference shall be to a Section of this Deed unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Deed, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Deed shall refer to this Deed as a whole and not to any particular provision of this Deed. The word “or” shall not be exclusive. The words “beneficial ownership” and “owned beneficially” and words of similar import when used in this Deed shall be deemed to mean “beneficial ownership” as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. This Deed shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Exhibit C-3

Section 2.9         Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Deed were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Deed and to enforce specifically the terms and provisions of this Deed, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 2.10         Entire Deed. This Deed represents the entire understanding and agreement between the parties hereto and their respective affiliates with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties hereto and their respective affiliates with respect to such subject matter.

Exhibit C-4

IN WITNESS WHEREOF, this proxy and power of attorney has been duly executed as a deed on the date that first appears hereinabove.

EXECUTED AND DELIVERED AS A DEED on behalf of EAGLE CENTRAL HOLDING LIMITED by _________________________,

as a director duly authorised by the board of directors of EAGLE CENTRAL HOLDING LIMITED in the presence of/whose signature is verified by:-

__________________________

Signature of witness

Print name:

) ) ) ) ) ) ) _________________________________ ) Signature of director

Exhibit C-5

IN WITNESS WHEREOF, this proxy and power of attorney has been duly executed as a deed on the date that first appears hereinabove.

EXECUTED AND DELIVERED AS A DEED on behalf of URSALPHA DIGITAL LIMITED by _________________________,

as a director duly authorised by the board of directors of URSALPHA DIGITAL LIMITED in the presence of/whose signature is verified by:-

__________________________

Signature of witness

Print name:

) ) ) ) ) ) ) __________________________________ ) Signature of director

Exhibit C-6